

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 6, 2006

Mr. Tim Burroughs
TBX Resources, Inc
3030 LBJ Freeway
Suite 1320
Dallas, TX 75234

> **Re:** **TBX Resources, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 30, 2006**
> **File No. 0-30746**

Dear Mr. Burroughs:

We have reviewed your Item 4.01 Form 8-K and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 30, 2006

1.   Please revise to disclose whether your former accountant resigned, declined to stand for re-election, or was dismissed. It is not sufficient to disclose that the former accountant was terminated.

2.   We note your disclosure that the principal accountant's report on the financial statements for the fiscal year ended November 30, 2005 did not contain an adverse opinion. Please revise to disclose the modification to the accountant's report regarding the uncertainty as to your ability to continue as a going concern.

3.   We note that you amended your Form 10-KSB on June 26, 2006 to file restated financial information and that you concluded that your disclosure controls and procedures were ineffective in Item 8.A. Please tell us how you considered your restatement and the ineffectiveness of your disclosure controls and procedures in determining that you did not have any reportable events. Refer to Item 304(a)(1)(iv) of Regulation S-B for additional guidance.

4.   Please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

        As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3688, if you have questions regarding this comment and related matters.

Sincerely,

Ryan C. Milne
Staff Accountant